UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

*

Under the Securities Exchange Act of 1934

Arcimoto, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

039587100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WR Hambrecht Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 364,298
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 364,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,298
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.0%(1)
12.	Type of Reporting Person PN

1 Based on 35,783,000 shares of common stock, no par value per share of Arcimoto, Inc. (the “Common Stock”) outstanding as of May 17, 2021, as reported by Arcimoto, Inc., (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed with the U.S. Securities and Exchange Commission on May 17, 2021 (the “Form 10-Q”).

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hambrecht Partners Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 364,298
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 364,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,298
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.0%(1)
12.	Type of Reporting Person OO

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Elizabeth Hambrecht
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,832
	6.	Shared Voting Power 364,298
	7.	Sole Dispositive Power 9,832
	8.	Shared Dispositive Power 364,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,130
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.0%(1)
12.	Type of Reporting Person IN

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John Hullar
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 98,323
	6.	Shared Voting Power 364,298
	7.	Sole Dispositive Power 98,323
	8.	Shared Dispositive Power 364,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 462,621
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.3%(1)
12.	Type of Reporting Person IN

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Paramour Capital
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 100,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 100,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.3%(1)
12.	Type of Reporting Person OO

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Michael A. Kramer
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 464,298
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 464,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,298
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.3%(1)
12.	Type of Reporting Person IN

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WM Electric Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 50,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 50,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
12.	Type of Reporting Person OO

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) William Mayer
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 113,723
	6.	Shared Voting Power 414,298
	7.	Sole Dispositive Power 113,723
	8.	Shared Dispositive Power 414,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,021
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.5%(1)
12.	Type of Reporting Person IN

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Ironstone Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 79,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 79,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.2%(1)
12.	Type of Reporting Person CO

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) William Hambrecht
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 15,732
	6.	Shared Voting Power 443,298
	7.	Sole Dispositive Power 15,732
	8.	Shared Dispositive Power 443,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,303
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.3%(1)
12.	Type of Reporting Person IN

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Thomas Thurston
2.	Check the Appropriate Box if a Member of a Group (a) [ ] Not Applicable (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 443,298
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 443,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,456(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.2%(1)
12.	Type of Reporting Person IN

1 Based on 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q

CUSIP No. 039587100

Item 1(a)	Name of Issuer

Arcimoto, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

2034 W. 2nd Avenue, Eugene, Oregon 97402

Item 2(a)	Name of Person Filing

This Schedule 13G/A is being filed by:

WR Hambrecht Ventures III, L.P. (“WR Hambrecht”)

Hambrecht Partners Holdings, LLC (“HPH”)

Elizabeth Hambrecht (“Ms. Hambrecht”)

John Hullar (“Mr. Hullar”)

Paramour Capital (“Paramour Capital”)

Michael A. Kramer (“Mr. Kramer”)

WM Electric Holdings, LLC (“Electric Holdings”)

William Mayer (“Mr. Mayer”)

Ironstone Group, Inc. (“Ironstone Group”)

William Hambrecht (“Mr. Hambrecht”)

Thomas Thurston (“Mr. Thurston”)

(collectively, the “Reporting Persons”).

HPH serves as the investment manager for WR Hambrecht. Mr. Mayer serves as the Chairman, Mr. Hambrecht as the Co-Chairman and advisory director and Mr. Hullar as Chief Executive Officer and a director of HPH. Mr. Hambrecht also serves as the portfolio manager and managing partner of WR Hambrecht, and owns other shares through a revocable trust. Mr. Mayer owns shares of Common Stock in his own name and through his investment fund WM Electric Holdings. Ms. Hambrecht is the portfolio manager of WR Hambrecht and also owns shares with her spouse. Mr. Hullar is a Managing Partner and Chief Executive Officer of WR Hambrecht and also owns shares through a trust with his spouse. Mr. Kramer, a member of the Board of Directors of HPH, owns shares of Common Stock through Paramour Capital. Mr. Hambrecht also serves as the President and Chief Executive Officer of Ironstone Group. Mr. Thurston is a director of both Ironstone Group and the Issuer and owns units of WR Hambrecht.

Item 2(b)	Address of Principal Business Office, or if none, Residence

WR Hambrecht, HPH, Ms. Hambrecht, Mr. Hullar, Ironstone Group, Mr. Hambrecht and Mr. Thurston have a principal address of 909 Montgomery Street, 3rd Floor, San Francisco, California 94133. Paramour Capital has a principal address of 1300 Market Streeet, Suite 605, Wilmington, Delaware 19801. Mr. Kramer has a principal address of 499 Park Avenue, 16th Floor, New York, New York 10022. Electric Holdings and Mr. Mayer have a principal address of P.O. Box 4462, Aspen, Colorado 81612.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

WR Hambrecht — Delaware

HPH — California

Ms. Hambrecht — USA

Mr. Hullar — USA

Paramour Capital — Delaware

Mr. Kramer — USA

WM Electric Holdings — Delaware

Mr. Mayer — USA

Ironstone Group — Delaware

Mr. Hambrecht — USA

Mr. Thurston — USA

CUSIP No. 039587100

Item 2(d)	Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2(e)	CUSIP Number

039587100

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable.

Item 4.	Ownership

(a) The information set forth in rows 5 through 9 and 11 on the cover pages to this Schedule 13G amendment are incorporated herein by reference. The Reporting Persons are the beneficial owners of an aggregate of 830,908 shares of Common Stock, which represents 2.3% of the Issuer’s outstanding Common Stock based upon 35,783,000 shares of Common Stock outstanding as of May 17, 2021, as reported by the Issuer in its Form 10-Q.

(b)	Percent of class:

WR Hambrecht — 1.0%

HPH — 1.0%

Ms. Hambrecht — 1.0%

Mr. Hullar — 1.3%

Paramour Capital — less than 1%

Mr. Kramer — 1.3%

WM Electric Holdings — less than 1%

Mr. Mayer — 1.5%

Ironstone Group — less than 1%

Mr. Hambrecht — 1.3%

Mr. Thurston — 1.2%

CUSIP No. 039587100

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

WR Hambrecht — 0

HPH — 0

Ms. Hambrecht — 9,832

Mr. Hullar — 98,323

Paramour Capital — 100,000

Mr. Kramer — 0

WM Electric Holdings — 50,000

Mr. Mayer — 113,723

Ironstone Group — 79,000

Mr. Hambrecht — 15,732

Mr. Thurston — 0

(ii) Shared power to vote or to direct the vote:

WR Hambrecht — 364,298

HPH — 364,298

Ms. Hambrecht — 364,298

Mr. Hullar — 364,298

Paramour Capital — 0

Mr. Kramer — 464,298

WM Electric Holdings — 0

Mr. Mayer — 414,298

Ironstone Group — 0

Mr. Hambrecht — 443,298

Mr. Thurston — 443,298

(iii) Sole power to dispose or to direct the disposition of:

WR Hambrecht — 0

HPH — 0

Ms. Hambrecht — 9,832

Mr. Hullar — 98,323

Paramour Capital — 100,000

Mr. Kramer — 0

WM Electric Holdings — 50,000

Mr. Mayer — 113,723

Ironstone Group — 79,000

Mr. Hambrecht — 15,732

Mr. Thurston — 0

(iv) Shared power to dispose or to direct the disposition of:

WR Hambrecht — 364,298

HPH — 364,298

Ms. Hambrecht —364,298

Mr. Hullar — 364,298

Paramour Capital — 0

Mr. Kramer — 464,298

WM Electric Holdings — 0

Mr. Mayer — 414,298

Ironstone Group — 0

Mr. Hambrecht — 443,298

Mr. Thurston — 443,298

CUSIP No. 039587100

Item 5.	Ownership of Five Percent or Less of a Class

The reporting persons are reporting that they own less than 5%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A – Joint Filing Agreement

CUSIP No. 039587100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2021

WR HAMBRECHT VENTURES III, L.P.

By:	Hambrecht Partners Holdings, LLC its investment manager

By:	*
Name:	William R. Hambrecht Title: Managing Partner
Title:	Managing Partner

HAMBRECHT PARTNERS HOLDINGS, LLC

By:	*
Name:	William R. Hambrecht Title: Co-Chairman

/s/ Elizabeth Hambrecht *
Elizabeth Hambrecht

/s/ John Hullar *
John Hullar

PARAMOUR CAPITAL

By:	Michael A. Kramer*
Name:	Michael A. Kramer
Title:	Manager

/s/ Michael A. Kramer*
Michael A. Kramer

WM ELECTRIC HOLDINGS, LLC

By:	William E. Mayer *
Name:	William E. Mayer
Title:	Manager

/s/ William E. Mayer*
William Mayer

CUSIP No. 039587100

IRONSTONE GROUP, INC.

By:	*
Name:	William R. Hambrecht
Title:	Chairman & CEO

*
William Hambrecht

/s/ Thomas Thurston*
Thomas Thurston

*By:	/s/ William Hambrecht
William Hambrecht, as Attorney-in-Fact

CUSIP No. 039587100

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G/A to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: June 21, 2018

[Signature Pages Follow]

CUSIP No. 039587100

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

WR HAMBRECHT VENTURES III, L.P.

By:	HAMBRECHT PARTNERS HOLDINGS, LLC its investment manager

By:	*
Name:	William R. Hambrecht
Title:	Managing Partner

HAMBRECHT PARTNERS HOLDINGS, LLC

By:	*
Name:	William R. Hambrecht
Title:	Co-Chairman

/s/ Elizabeth Hambrecht*
Elizabeth Hambrecht

/s/ John Hullar*
John Hullar

PARAMOUR CAPITAL

By:	Michael A. Kramer *
Name:	Michael A. Kramer
Title:	Manager

/s/ Michael A. Kramer*
Michael A. Kramer

WM ELECTRIC HOLDINGS, LLC

By:	William E. Mayer *
Name:	William E. Mayer
Title:	Manager

/s/ William E. Mayer*
William Mayer

CUSIP No. 039587100

IRONSTONE GROUP, INC.

By:	*
Name:	William R. Hambrecht
Title:	Chairman & CEO

*
William Hambrecht

*
Thomas Thurston

* By:	/s/ William Hambrecht
William Hambrecht, as Attorney-in-Fact
Thomas Thurston